OMB APPROVAL
OMB Number: 3235-0116 Expires: March 31, 2011 Estimated average burden hours per response. 8.7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: May, 2010
Commission File Number: 001-31583
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Gushu Industrial Estate, Xixiang
Baoan, Shenzhen
People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

Notice of 2010
Annual Meeting of Shareholders
and
Proxy
Statement
NAM TAI ELECTRONICS, INC.
Chairman’s Message
May 3, 2010
Dear Shareholders:
To draw a parallel for our investors in the US, the global financial recession has affected Nam Tai in a manner similar to the economic effects of Hurricane Katrina on areas of the Southeastern United States. Katrina began as a modest tropical wave in the Caribbean, but eventually grew to become one of the most powerful hurricanes of all time and most devastating in the history of the United States. The global economic recession, the effects of which on our company were felt substantially in 2008, took an even more severe toll on Nam Tai during 2009, causing, among other adverse effects, our total net sales to fall below the half billion dollar level for the first time since 2003, our gross profit to drop to its lowest point since 2002, our operating income to decrease below $1 million for the first time since our fiscal 1989 and our net income per share to be the lowest we have reported since we became a public company in March 1988.
The Company responded with cost-cutting measures that reduced our net headcount in our operating subsidiaries by approximately 1,900, from 7,104 at December 31, 2008 to 5,203 at December 31, 2009. We realized the benefits of the cost savings from the reduction in our workforce beginning in the second quarter of 2009 and do not expect that our 2009 workforce reductions will materially impact our operating results, cash position or financial condition for periods after December 31, 2009. Net cash provided by operating activities was up 4.6 percent to $38.5 million in 2009. We reduced inventory by $11.2 million. We ended the year with $182.7 million in cash and $12.9 million in fixed deposits, even after spending $44.3 million in our successful completion of a tender offer for the publicly-traded shares of our subsidiary, Nam Tai Electronic & Electrical Products Limited, concluding our multi-year effort to achieve 100 percent ownership of all our operating subsidiaries. And we did that, as well as complete construction of our new manufacturing facility in Wuxi, approximately 80 miles Northwest of Shanghai near the East Coast Mainland China, our first expansion outside of Guangdong Province in Southern China, without incurring any debt.
2009 Reviewed
For the year ended December 31, 2009, Nam Tai’s net sales were $408.1 million, a decrease of 34.5% as compared to $622.9 million in the same period of 2008. Gross profit was $40.3 million, a decrease of 43.0% as compared to $70.7 million in the same period in 2008. Operating income for 2009 decreased 94% to $0.4 million, or $0.009 per share (diluted), compared to $6.4 million, or $0.14 per share (diluted), in the same period in 2008. Net income was $1.7 million, or $0.04 per share (diluted), a decrease of 94.6% as compared to $30.6 million or $0.68 per share (diluted) in the same period of 2008.
To guard against risks in these turbulent economic times, we have invested our cash on hand at December 31, 2009 conservatively — in term deposits, which provide near immediate availability for use as working capital. We believe that the security achieved from this conservatism justifies forgoing higher returns available from less prudent investments.
Outlook for 2010
Our operations remain organized into three reportable segments, consisting of consumer electronics and communication products (“CECP”), telecommunication components assembly (“TCA”), and liquid crystal display, or LCD, products (“LCDP”). Our revenues by product sector in 2009 were as follows:
2009 Revenue by Product Sector
Although some believe that the global recession has reached bottom and economic conditions are improving, we believe that conditions prevailing at the end of 2009 will continue during 2010 and limit our business and growth. We expect demand for LCD panels and modules and flexible printed circuit, or FPC, boards and subassemblies to increase in 2010. However, we also anticipate that orders for optical and educational products in our CECP segment will remain weak and may even decrease from 2009 levels. Our business in the first quarter of 2010 support these predictions. As a consequence, we now believe that our overall business in 2010 may grow, but only slightly from 2009 levels, provided that inflation in China, which we expect to increase in 2010, does not drive wages and manufacturing costs to a point where our gross margins further deteriorate materially from the depths reached in 2009.
In 2010, we plan to focus on developing and manufacturing FPC products. I am personally pleased to report that our new Wuxi facility began low-volume manufacturing of FPC products on schedule. We are using this production not only as a source for other products we manufacture in our LCDP segment but also for products we manufacture for automotive applications. We anticipate developing other product applications for our FPC products, such as backlights and digital cameras, and that these will contribute to revenues from our TCA segment in future periods.
We have completed the integration of our management of TCA and LCDP segments and plan to reduce our business in the CECP segment, eventually eliminating that low margin area of our business. Instead, we plan to concentrate our efforts toward restructuring our LCD module manufacturing, consolidating and integrating capacities and capabilities for these higher margin products in the belief that this segment offers the most compelling opportunity for our return to growth.
In the near-term we will direct our attention to improving management, and, where necessary, recruiting new executives to fill gaps we perceive in our hierarchy. We also plan to increase our sales and marketing personnel to stimulate efforts to attract new customers and expand our business with existing ones.
We have continued and will continue to exercise rigorous corporate governance and control policies and will maintain our utilization of an effective risk control system.
My sincere thanks to those who have continued to work hard under difficult circumstances and to those who continue to support and invest in our company.
Ming Kown Koo
Chairman of the Board of Directors

NAM TAI ELECTRONICS, INC.
Hong Kong Office:
Units 5811-12, 58/F, The Center,
99 Queen’s Road Central,
Central, Hong Kong

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
June 3, 2010

     The Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Electronics, Inc. (the “Company”) will be held at 11:30 a.m. (Pacific Daylight Time) on Thursday, June 3, 2010 at the San Francisco Office of K&L Gates LLP, Four Embarcadero Center, Suite 1200, San Francisco, CA 94111, USA, for the following purposes:
1.	To elect five (5) members of the Board of Directors to serve for the ensuing year;
2.	To ratify the appointment of Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2010; and
3.	To consider and act upon such other business as may properly come before the Meeting or any adjournment thereof.
     Only holders of common shares of record at the close of business on April 21, 2010 will be entitled to vote at the Meeting. Regardless of your plan to attend or not attend the Meeting, please vote either by phone or over the internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.
By order of the Board of Directors,

Ming Kown Koo
Chairman of the Board of Directors
Dated May 3, 2010

(This page intentionally left blank.)

NAM TAI ELECTRONICS, INC.
Hong Kong Office:
Units 5811-12, 58/F, The Center,
99 Queen’s Road Central,
Central, Hong Kong
PROXY STATEMENT

Meeting at 11:30 a.m. on Thursday, June 3, 2010

     Your proxy is solicited on behalf of the Board of Directors of Nam Tai Electronics, Inc. (the “Company” or “Nam Tai”) for use at the Annual Meeting of Shareholders (the “Meeting”) to be held on Thursday, June 3, 2010 at 11:30 a.m. at the San Francisco Office of K&L Gates LLP, Four Embarcadero Center, Suite 1200, San Francisco, CA 94111, USA, or any other adjournments or postponements thereof. If the proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for (a) the election of the five (5) nominees for directors named herein, and (b) for ratification of the appointment of Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2010. If other matters properly come before the Meeting, the persons appointed to vote the proxies will vote on such matters in accordance with their best judgment. A proxy given by a shareholder may be revoked at any time before it is voted by (a) notifying Secretary of the Company in writing of such revocation, (b) by duly executing another proxy bearing a later date, or (c) by voting in person at the Meeting.
     The cost of this solicitation of proxies will be borne by the Company. The Company may engage a proxy solicitor to solicit proxies in an effort to assure the presence of a quorum at the Meeting, and if does engage a proxy solicitor, anticipates that the fee will not exceed $10,000, plus reasonable expenses. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of common shares of the Company.
     This proxy statement is being mailed on or about May 3, 2010 to all holders of common shares of record at the close of business on April 21, 2010.
     The Company will satisfy the delivery requirements for proxy and information statements with respect to two or more security holders sharing the same address by delivering a single proxy statement to those security holders in order to reduce that amount of duplicate information that security holders receive and to lower printing and mailing costs. Additional copies may be obtained, without charge, by contacting the Company by mail at Units 5811-12, 58/F, The Center, 99 Queen’s Road Central, Central, Hong Kong, by e-mail at shareholder@namtai.com, or by phoning (852) 2341 0273.
     The Company’s annual report on Form 20-F for the year ended December 31, 2009, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the “SEC”) is available without charge upon written request from the Company by e-mail at shareholder@namtai.com or by written request to Units 5811-12, 58/F, The Center, 99 Queen’s Road Central, Central, Hong Kong, Re: 2009 Annual Report on Form 20-F. The Company’s annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC’s website at http://www.sec.gov.

QUESTIONS AND ANSWERS RELATING TO THE ANNUAL MEETING
Why did I receive these materials?
     Our shareholders as of the close of business on April 21, 2010, which we refer to as the “Record Date,” are entitled to vote at our Annual Meeting of shareholders, which will be held on June 3, 2010. As a shareholder, you are invited to attend the annual meeting and are requested to vote on the items of business described in this proxy statement. We distribute these proxy materials to all of our shareholders of record on the Record Date.
     This proxy statement provides notice of the annual meeting of shareholders, describes the proposals presented for shareholder action and includes information about the proposals, information concerning our management, corporate governance and principal shareholders and other information that we desire to disclose to shareholders. The accompanying proxy card enables shareholders to vote on the matters without having to attend the annual meeting in person.
What is a proxy?
     A proxy is your legal designation of another person (the “proxy”) to vote on your behalf. By completing and returning the enclosed proxy card, you are giving the Chairman of the Board and the Chief Financial Officer of the Company and/or the Chief Executive Officer of the Company the authority to vote your shares in the manner you indicate on your proxy card.
Why did I receive more than one proxy card?
     You will receive multiple proxy cards if you hold your shares in different ways (e.g., joint tenancy, trusts, and custodial accounts) or in multiple accounts. If your shares are held by a broker, bank, trustee or other nominee (i.e., in “street name”), you will receive your proxy card or other voting information from your broker, bank, trustee or other nominee, and you should return your proxy card or cards to your broker, bank, trustee or other nominee. You should vote on and sign each proxy card you receive.
Who is entitled to vote at the Meeting?
     Only shareholders of record at the close of business on the Record Date are entitled to receive notice of and to participate in the annual meeting. If you were a shareholder of record on the Record Date, you will be entitled to vote all of the shares that you held on that date at the Meeting, or any postponements or adjournments of the Meeting.
How many votes do I have?
     You will be entitled to one vote for each outstanding share of our common stock you own as of the Record Date. As of the Record Date, there were 44,803,735 shares of our common stock outstanding and eligible to vote.
What is the difference between a “stockholder of record” and a “street name” holder?
     These terms describe how your shares are held. If your shares are registered directly in your name with Registrar and Transfer Company, or RTC, the Company’s transfer agent, you are a “stockholder of record.” If your shares are held in the name of a brokerage, bank, trust or other nominee as a custodian, you are a “street name” holder.

How many shares must be present or represented to conduct business at the Meeting?
     The presence at the Meeting, in person or by proxy, of the holders of a majority of the aggregate voting power of the Company’s common shares outstanding on the Record Date will constitute a quorum, permitting the conduct of business at the Meeting. Based on the number of shares of our common stock outstanding on the Record Date, the presence of the holders of our common stock representing at least 22,401,868 votes will be required to establish a quorum.
     Proxies received but marked as abstentions, votes withheld and broker non-votes will be included in the calculation of the number of votes considered present at the Meeting.
How can I vote my shares in person at the Meeting?
     Shares held in your name as the shareholder of record may be voted by you in person at the Meeting. Shares held by you beneficially in “street name” through a broker, bank or other nominee may be voted by you in person at the Meeting only if you obtain a legal proxy from the broker, bank or other nominee that holds your shares giving you the right to vote the shares.
Who can attend the annual meeting?
     All shareholders of record as of the close of business on April 21, 2010, can attend the meeting. However, seating is limited and will be on a first arrival basis.
     To attend the annual meeting, please follow these instructions:
•	If you are a shareholder of record, bring proof of ownership of Nam Tai shares and a form of identification; or

•	If a broker or other nominee holds your shares, bring proof of ownership of Nam Tai shares through such broker or nominee and a form of identification.
     Shareholders who plan to attend the Meeting should first check in at the Reception Desk on the 12th Floor of Four Embarcadero Center in San Francisco, the venue for the meeting, for directions to the conference room where the meeting will be held.
How can I vote my shares without attending the Meeting?
     Whether you hold shares directly as the shareholder of record or beneficially in “street name,” you may direct how your shares are voted without attending the Meeting. If you are a shareholder of record (that is, if your shares are registered directly in your name with RTC), you must complete and properly sign and date the accompanying proxy card and return it. A pre-addressed envelope is included for your use and is postage paid if mailed in the United States. If you are a shareholder of record and attend the meeting, you may deliver your completed proxy card in person.
     If you hold shares beneficially in “street name,” you may vote by submitting voting instructions to your broker, bank or other nominee.
Can I vote by telephone or electronically?
     If you are a shareholder of record, you may vote by telephone, or electronically through the Internet, by following the instructions included with your proxy card. If your shares are held in “street name,” please check your proxy card or contact your broker, bank or other nominee to determine whether you will be able to vote by telephone or electronically and the deadline for such voting.
Can I change my vote after I return my proxy card?
     Yes. If you are a shareholder of record, you may revoke or change your vote at any time before the proxy is exercised by delivering to our Secretary at the address shown at the beginning of this proxy statement a notice of revocation, or by signing a proxy card bearing a later date or by attending the Meeting and voting in person.
     For shares you hold beneficially in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the Meeting and voting in person. In either case, the powers of the proxy holders will be suspended if you attend the Meeting in person and so request, although attendance at the Meeting will not by itself revoke a previously granted proxy.
What are the proposals to be considered by shareholders?
     The Board of Directors is submitting two proposals for shareholder action at the 2010 annual meeting: Proposal 1 — the election of five (5) nominees for directors of the Company, each to serve until the next annual meeting of shareholders, and Proposal 2 — the ratification of the appointment of Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2010.
What vote is required to approve each item?
     Election of Directors. The affirmative vote of a plurality of the votes cast at the Meeting is required for the election of directors (Proposal 1). “Plurality” means that the individuals who receive the highest number of votes are elected as directors, up to the number of directors to be chosen at the meeting. A properly executed proxy marked “withhold authority” with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.
     Other Item. For the proposal to ratify the appointment of our independent registered public accounting firm for our year ending December 31, 2010 (Proposal 2) the affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote on the item will be required for approval. A properly executed proxy marked “abstain” with respect to Proposal 2 will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.
What are the Board of Directors’ recommendations?
     Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors recommends that shareholders vote FOR the election of directors named; and FOR the ratification of the selection of Moore Stephens as independent public accountants of the Company for the year ending December 31, 2010.

Will shareholders be asked to vote on any other matters?
     To the knowledge of the Company and its management, shareholders will vote only on the matters described in this proxy statement. However, if any other matters properly come before the Meeting, the persons named as proxies for shareholders will vote on those matters in the manner they consider appropriate.
Who counts the votes?
     Votes will be counted and certified by the Inspectors of Election, who are employees of RTC. If you are a shareholder of record, your signed proxy card is returned directly to RTC for tabulation. If you hold your shares in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will return one proxy card to RTC on behalf of its clients.
How are votes counted?
     In the election of directors, you may vote “FOR” all or some of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. You may not cumulate your votes for the election of directors.
     For Proposal 2, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you elect to “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”
     If you hold your shares in “street name” through a broker, bank or other nominee rather than directly in your own name, then your broker, bank or other nominee is considered the shareholder of record, and you are considered the beneficial owner of your shares. We have supplied copies of our proxy statement to the broker, bank or other nominee holding your shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares at the Meeting. The broker, bank or other nominee that is the shareholder of record for your shares is obligated to provide you with a voting instruction card for you to use for this purpose.
     If you hold your shares in a brokerage account but you fail to return your voting instruction card to your broker, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting results for the proposals, shares that constitute broker non-votes are not considered present and entitled to vote on that proposal, but are counted for purposes of establishing a quorum. If a quorum is present at the Meeting, the persons receiving the greatest number of votes will be elected to serve as directors. As a result, broker non-votes will not affect the outcome of the voting on the election of directors (Proposal 1). The ratification of the appointment of our independent registered public accounting firm (Proposal 2) requires the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Meeting and entitled to vote on the proposal. A broker non-vote is treated as not being entitled to vote on the matter and, therefore, is not counted for purposes of determining whether the proposal has been approved. If you are a beneficial owner and your broker, bank or other nominee holds your shares in its name, it is not permitted for the broker, bank or other nominees to vote your shares on the election of directors (Proposal 1) or the ratification of the appointment of our independent registered public accounting firm (Proposal 2).

What should I do if I receive more than one set of voting materials?
     You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.
PROPOSAL NO. 1
ELECTION OF DIRECTORS
     The Company’s directors are elected annually to serve until the next Annual Meeting of Shareholders. Each director holds office according to the terms of his appointment until their successors take office or until their earlier death, resignation or removal. The number of directors authorized by the Company’s Articles of Association is not less than one or more than eight.
     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the election of the nominees named below. The Company has been advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to voting at the Meeting, the proxy holders will vote for a substitute nominee in the exercise of their best judgment.
Director Nominees
     Information concerning the director nominees at April 21, 2010 based on data provided by them is set forth below:
     M. K. Koo, 65. Mr. Koo, a founder of the Nam Tai Group, currently serves as executive Chairman and Chief Financial Officer of Nam Tai. He has served in various senior executive and management positions of Nam Tai Group from our inception, including responsibilities for corporate strategy, finance and administration. He is also Chairman of NTEEP and Chairman & Legal Representative of various PRC subsidiaries of Nam Tai. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970.
     Peter R. Kellogg, 67. Mr. Kellogg has served on our Board of Directors since June 2000. Mr. Kellogg was a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the NYSE until the firm merged with Goldman Sachs in 2000. Mr. Kellogg serves on our Compensation Committee and Nominating / Corporate Governance Committee. Mr. Kellogg is also a member of the Board of the Ziegler Companies and the U.S. Ski Team.
     Dr. Wing Yan (William) Lo, 49. Dr. Lo has served on our Board of Directors since July 8, 2003. From 1998 to 1999, Dr. Lo served as the Chief Executive Officer of Citibank’s Global Consumer Banking business for Hong Kong. Prior to joining Citibank, Dr. Lo was the founding Managing Director of Hongkong Telecom IMS Ltd. From 2002 to 2006, Dr. Lo served as Executive Director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. Until mid-2009, Dr. Lo served as Vice Chairman and Managing Director of I.T. Limited, a Hong Kong retailer in the fashion apparel market with stores in the PRC, Taiwan, Macao, Thailand and Middle East, listed on the Main Board of the Hong Kong Stock Exchange. Dr. Lo holds an M. Phil. and Ph.D. degrees from Cambridge University, England. He also serves as an Adjunct Professor of The School of Business of Hong Kong Baptist University as well as on the Faculty of Business of Hong Kong Polytechnic University. In 1998, Dr. Lo was appointed as a Hong Kong

Justice of the Peace. In 2003, he was appointed as a Committee Member of Shantou People’s Political Consultative Conference. Dr. Lo serves as Chairman of our Nominating / Corporate Governance Committee and a member of our Audit Committee and Compensation Committee.
     Charles Chu, 53. Mr. Chu originally served as a Director of Nam Tai from November 1987 to September 1989. He was reappointed a Director in November 1992 and has served on our Board of Directors since then. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves as Chairman of our Compensation Committee and a member of our Audit Committee and Nominating / Corporate Governance Committee. Mr. Chu received his Bachelor’s of Laws degree and Post-Graduate Certificate of Law from the University of Hong Kong in 1980 and 1981, respectively.
     Mark Waslen, 49. Mr. Waslen has served on our Board of Directors since July 2003 and serves as Chairman of our Audit Committee and a member of our Compensation Committee and Nominating / Corporate Governance Committee. From 1990 to 1995 and from June 1998 to October 1999, Mr. Waslen was employed by Nam Tai in various capacities, including Financial Controller, Secretary and Treasurer. Since 2001, Mr. Waslen has been employed by Berris Mangan Chartered Accountants, an accounting firm located in Vancouver, BC. Prior to joining Berris Mangan, Mr. Waslen has been employed by various other accounting firms, including Peat Marwick Thorne and Deloitte & Touche. Mr. Waslen is a CFA, CA and a CPA and received a Bachelor’s of Commerce (Accounting Major) from University of Saskatchewan in 1982.
     No family relationship exists among any of our directors or members of our senior management and no arrangement or understanding exists between any of our major shareholders, customers, suppliers or others, pursuant to which nominee referred to above was selected as a director or member of our senior management. Directors are elected each year at our annual meeting of shareholders or serve until their respective successors take office or until their death, resignation or removal. Members of senior management serve at the pleasure of the Board of Directors.
The Board of Directors recommends that shareholders vote “FOR” each of the above-mentioned nominees.
Current Members of the Board of Directors
     The members of the Board of Directors as at the date of this proxy statement, and the committees of the Board of Directors on which they serve, are identified below:

Nominating/Corporate
		Compensation	Governance
Director	Audit Committee	Committee	Committee
M. K. Koo*	—	—	—
Charles Chu	☐	☐ ☐	☐
Peter R. Kellogg	—	☐	☐
Wing Yan (William) Lo	☐	☐	☐ ☐
Mark Waslen	☐ ☐	☐	☐

☐ ☐	Chairman of the committee indicated.

☐	Member of the committee indicated.

*	Executive Chairman of the Board of Directors and Chief Financial Officer.

Board Practices
     All directors hold office until our next annual meeting of shareholders, which generally is in the summer of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. The full board committee appoints members and chairman of board committees, who serve at the pleasure of the Board. Except for the agreement effective March 1, 2009 relating to Mr. Koo’s services as Nam Tai’s Chief Financial Officer, Nam Tai has no service contracts providing for benefits upon termination of service as a director or employee (if employed). For information relating to the agreement with Mr. Koo, see, “Certain Relationships and Related Party Transactions” on page 15 of this proxy statement. Annually, upon election to our Board at each Annual Meeting of Shareholders, we grant to directors so elected options from one of our stock option plans to purchase 15,000 common shares. These options are exercisable at the fair market value of our shares on the date of grant and are exercisable for three years from the date of grant, subject to sooner termination based on the provisions of the applicable stock option plan.
Corporate Governance Guidelines
     We have adopted a set of corporate governance guidelines which are available on our website at http://www.namtai.com/corpgov/corpgov.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this proxy statement. Stockholders also may request a free copy of our corporate governance guidelines in print form by a making a request therefor to:
Nam Tai Electronics, Inc.
Units 5811-12
58/F, The Center
99 Queen’s Road Central
Central, Hong Kong
e-mail: shareholder@namtai.com
NYSE Listed Company Manual Disclosure
     As a foreign private issuer with shares listed on the NYSE, the Company is required by Section 303A.11 of the Listed Company Manual of the NYSE to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards. Management believes that there are no significant ways in which Nam Tai’s corporate governance standards differ from those followed by U.S. domestic companies under NYSE listing standards.
Committee Charters and Independence
     The charters for our Audit Committee, Compensation Committee and Nominating / Corporate Governance Committee are available on our website at http://www.namtai.com/corpgov/corpgov.htm. The contents of this website address, other than the corporate governance guidelines, the code of ethics and committee charters, are not a part of this proxy statement. Stockholders may request a copy of each of these charters from the address and phone number set forth above under “Corporate Governance Guidelines”.
     Each of the members of our Board of Directors serving on our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee, and each member of our Board of

Directors (other than Mr. M. K. Koo, our Executive Chairman of the Board), is “independent” as that term is defined in Corporate Governance Rules of the NYSE.
     Nam Tai adopts the directors’ independence criteria as established by NYSE Corporate Governance Rules Section 303A.02. In July 2008, the Board of Directors evaluated the independence of Mr. M. K. Koo in accordance with the directors’ independence criteria as established by NYSE Corporate Governance Rules Section 303A.02 and affirmatively determined that Mr. Koo had no material relationship with Nam Tai and was an independent director within the meaning of Section 303A.02. However, when Mr. Koo was appointed as Nam Tai’s Executive Chairman and Chief Financial Officer on March 1, 2009, this determination ceased to be applicable to Mr. Koo.
     Among other things, an independent Non-Executive Director (“INED”) is an individual:
•	who has no material relationship with the Company as affirmatively determined by the Board;
•	who is not nor has been within the last 3 years immediately prior to the date of his appointment as the INED an employee of the Company, provided, however, employment as an interim Chairman of the Board or Chief Executive Officer or other executive officer of the Company shall not disqualify a director from being considered independent following that employment;
•	whose immediate family members* are not, nor have been within the last 3 years immediately prior to the date of his appointment as the INED, an executive officer of the Company;
•	who, or whose immediate family member*, have not received greater than US$120,000 in direct compensation from the Company, other than directors’ and committees’ fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continuous service), during any twelve-month period within the last 3 years immediately prior to the date of his appointment as the INED;
•	who is neither a partner nor an employee of the internal or external audit firm of the Company and within the last 3 years immediately prior to the date of his appointment as the INED was neither a partner nor an employee of such firm and personally worked on the Company’s audit during that time;
•	none of whose immediate family members* is (a) a current partner of the internal or external audit firm of the Company, or (b) a current employee of the internal or external audit firm of the Company and personally works on the Company’s audit;
•	none of whose immediate family members* have been, within the last 3 years immediately prior to the date of his appointment as the INED, partners or employees of the internal or external audit firm and personally worked on the Company’s audit during that time;
•	who, or whose immediate family members*, are not, nor within the last 3 years immediately prior to the date of his appointment as the INED, employed as an executive officer of another company in which any of the Company’s present executives at the same time serves or served on that company’s compensation committee; and
•	who is not an employee of, or whose immediate family members* are not executive officers of, a company that has made payments to, or received payments from, the Company for property or services in an amount which in any of the 3 fiscal years prior to his appointment as the INED, exceeds the greater of $1 million or 2% of such other company’s consolidated gross revenues.
Audit Committee
     The primary duties of Nam Tai’s Audit Committee are reviewing, acting on and reporting to the Board of Directors with respect to various auditing and accounting matters, including the selection of an

*	An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers- and father-in-law, sons-and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home.

independent registered public accounting firm, the scope of annual audits, the fees to be paid to the independent registered public accounting firm and the performance of the independent registered public accounting firm and accounting practices.
     Our Audit Committee consists of three independent non-executive directors, Messrs. Waslen and Chu and Dr. Lo. Mr. Waslen serves as the Chairman of the Audit Committee. The Company’s Board of Directors has determined that one member of the Audit Committee, Mark Waslen, qualifies as an “audit committee financial expert” as defined by Item 401(h) of Regulation S-K, adopted pursuant to the Securities Exchange Act of 1934.
Compensation Committee
     The primary duties of Nam Tai’s Compensation Committee are to recommend (i) the compensation of the Company’s Board of Directors; (ii) compensation of any directors who are executives of the Company and the chief executive officer with reference to achievement of corporate goals and objectives established in the previous year; (iii) compensation of other senior management if required by the Board; and (iv) equity based and incentive compensation programs of the Company.
     Our Compensation Committee consisted of four independent non-executive directors during most of 2009: Dr. Lo and Messrs. Chu, Waslen and Kellogg. Mr. Chu serves as the Chairman of the Compensation Committee. At the time of his appointment as Nam Tai’s Executive Chairman and Chief Financial Officer, Mr. Koo resigned from the Board’s Compensation Committee and since then the Compensation Committee has consisted of the four other members.
Nominating / Corporate Governance Committee
     The primary duties of Nam Tai’s Nominating / Corporate Governance Committee consist of (i) assisting the Board by actively identifying individuals qualified to become Board members consistent with criteria approved by the Board; (ii) recommending to the Board the director nominees for election at the next annual meeting of stockholders, the member nominees for the Audit Committee, Compensation Committee and the Nominating / Corporate Governance Committee on an annual basis; (iii) reviewing and recommending to the Board whether it is appropriate for such director to continue to be a member of the Board in the event that there is a significant change in the circumstance of any director that would be considered detrimental to the Company’s business or his/her ability to serve as a director or his/her independence; (iv) reviewing the composition of the Board on an annual basis; (v) recommending to the Board a succession plan for the chief executive officer and directors, if necessary; (vi) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies; (vii) establishing criteria to be used in connection with the annual self-evaluation of the Nominating / Corporate Governance Committee; and (viii) developing and recommending to the Board and administering the corporate governance guidelines of the Company.
     Our Nominating / Corporate Governance Committee consisted of four independent non-executive directors during most of 2009: Dr. Lo and Messrs. Chu, Waslen and Kellogg. Dr. Lo serves as the Chairman of the Nominating / Corporate Governance Committee. Mr. Koo served on our Nominating / Corporate Governance Committee from July 23, 2008 until March 1, 2009, when he was appointed as Nam Tai’s Executive Chairman and Chief Financial Officer and thereupon resigned from our Nominating / Corporate Governance Committee.

Compensation of Directors and Senior Management
Compensation on an Aggregate Basis
     The aggregate compensation, including benefits in kind granted, during the year ended December 31, 2009 that we or any of our subsidiaries paid to all directors and senior management as a group for their services in all capacities to the Company or any subsidiary was approximately $2.1 million (excluding the value of stock option granted in accordance to Statement of Financial Accounting Standard No. 123(R), “Share-based Payment” (“FAS 123(R)”), which is now codified as FASB ASC 718 “Compensation — Stock Compensation”, or amounts paid when the Company repurchased stock options from directors).
     During the year ended December 31, 2009, we granted to our directors from our stock option plans options to purchase an aggregate of 75,000 of our common shares at an exercise price of $4.41 per share. The exercise prices of the shares covered by the options granted during 2009 were equal to the fair market value of our shares on the date of grant and the options granted expire on the anniversary of their grant date in 2012.
     We pay our directors $3,000 per month for services as a director, $750 per meeting attended in person and $500 per meeting attended by telephone. In addition, we reimburse our directors for all reasonable expenses incurred in connection with their services as a director and member of a board committee.
     During 2009, members of our senior management were eligible for annual cash bonuses based on their performance and that of the subsidiaries in which they are assigned for the relevant period. Senior management is entitled to share up to 5% of the operating income from the subsidiary in which they are employed during the year. Our senior management in charge of our subsidiaries recommends the participating staff members from the corresponding subsidiary and the amount, if any, to be allocated from such subsidiary’s profit pool to an eligible employee. In addition to cash incentives, members of our senior management are eligible to receive stock options from our Stock Option Plans. With effect from 2009, our Chief Executive Officer is entitled to 20% of the incentive pools of each business unit, and the balance is shared by senior management of the relevant business unit per above.
     According to the applicable laws and regulations in China set by the local government of Shenzhen, China, prior to July 2006, we are required to contribute 8% to 9% of the stipulated salary to our staff located there to retirement benefit schemes to fund retirement benefits for our employees. With effect from July 2006, the applicable percentages were adjusted to 10% to 11%. Our principal obligation with respect to these retirement benefit schemes is to make the required contributions under the scheme. No forfeited contributions may be used by us to reduce the existing level of contributions.
     Since December 2000, we have enrolled all of our eligible employees located in Hong Kong into the Mandatory Provident Fund, or MPF, scheme, a formal system of retirement protection that is mandated by the government of Hong Kong and provides the framework for the establishment of a system of privately managed, employment-related MPF schemes to accrue financial benefits for members of the Hong Kong workforce when they retire. Since first establishing a subsidiary in Macao in 2003, we have enrolled all of our eligible employees in Macao into Macao’s retirement benefit scheme, or RBS. Both the MPF and RBS are available to all employees aged 18 to 64 and with at least 60 days of service under the employment of Nam Tai in Hong Kong and Macao. Contributions are made by us at 5% based on the staff’s relevant income. The maximum relevant income for contribution purpose per employee is $3,000 per month. Staff members are entitled to 100% of the Company’s contributions, together with accrued returns, irrespective of their length of service with us, but the benefits are required by law to be preserved until the retirement age of 65 for employees in Hong Kong while the benefit can be withdrawn by the employees in Macao at the end of employment contracts.

     The cost of our contributions to the staff retirement plans in Hong Kong, Macao and China amounted to approximately $1,800,000, $1,814,000 and $1,480,000 for the years ended December 31, 2007, 2008 and 2009 respectively.
Compensation on an Individual Basis* — Directors
     The following table presents the total compensation paid to each of our non-employee directors during 2009:

	Fees Earned	Option	All Other
	or Paid in	Awards	Compensation	Total
Name	Cash ($)(1)	($)(2)	($)	($)
Peter R. Kellogg	39,000	13,350	—	52,350
Charles Chu	42,500	13,350	—	55,850
Wing Yan (William) Lo	42,000	13,350	—	55,350
Mark Waslen	41,000	13,350	—	54,350

(1)	Consists of the aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual retainer fees and meeting fees. Cash paid to directors were in HK$ and for purposes of the presentation in the above table have been converted into US$ at a conversion rate $1.00:HK$7.75.

(2)	Consists of the US$ amount of option grants that Nam Tai recognized for financial statement reporting purposes in accordance with FASB ASC 718.
     For information concerning the compensation we paid to Mr. Koo, who was appointed Executive Chairman and Chief Financial Officer of Nam Tai in March 2009, please see Compensation on an Individual Basis — Executive Officers.
Options Granted During, and Held by Directors at, December 31, 2009
     Our policy is to grant to directors on an annual basis, upon their election to the Board of Directors at the annual shareholders meeting, options to purchase 15,000 shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant. Accordingly, in June 2009, each of

*	Under the rules of the SEC, foreign private issuers like us are not required to disclose compensation paid to our directors or senior managers on an individual basis unless individual disclosure is required in the foreign private issuer’s home country and is not otherwise publicly disclosed by the company. Although we are not required by our home country (the British Virgin Islands, the jurisdiction in which we are organized), we are voluntarily providing disclosure of compensation we paid to our directors and senior managers on an individual basis in this proxy statement (even though we are not subject to the sections of the Securities Exchange Act of 1934 regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Securities Exchange Act of 1934 or disclosures required in a proxy statement in accordance with rules therefor promulgated under the Securities Exchange Act of 1934). By providing disclosures of compensation we pay to our directors and senior managers on an individual basis in this proxy statement (or in our annual report on Form 20-F for the year ended December 31, 2009), we are not undertaking any duty, and holders of our shares and others reviewing this proxy statement (or our annual report) should not expect, that we will continue to make such disclosures in any future proxy statement or reports as long as we are exempt from doing so under the Securities Exchange Act of 1934. We reserve the right to discontinue doing so at any time without prior notice. Further, although the disclosures of compensation we paid to our directors and senior managers on an individual basis that we have provided in this proxy statement (and in our annual report on Form 20-F for the year ended December 31, 2009) may, in certain respects, appear comparable to similar disclosures made by companies organized in the U.S. that are required to file Annual Reports on Form 10-K or proxy statements under Regulation 14A under the Securities Exchange Act of 1934, such disclosures that we have made in this proxy statement (or in our annual report) do not necessarily comply with the applicable requirements therefor under Form 10-K or Regulation 14A and this proxy statement does not contain all disclosures required under Item 11 of Form 10-K or Item 8 of Schedule 14A of Regulation 14A.

our directors was granted three-year options to purchase 15,000 shares (a total of 75,000 shares for all of our directors) at an exercise price of $4.41. These were the only outstanding options held by our directors at December 31, 2009.
Compensation on an Individual Basis* — Executive Officers
     The following table sets forth a summary of the compensation which we (including our subsidiaries) paid during 2009 to our Chief Executive Officer, our Chief Financial Officer and three of our other highest paid executive officers during 2009 serving at December 31, 2009 or during 2009. Dollar amounts are paid in HK$ and have been converted into US$ at a conversion rate of $1.00:HK$7.75 for 2009 and $1.00:HK$7.80 for 2007 and 2008.
Summary Compensation Table

				Other
		Salary	Bonus	comp. and
Name and Principal Position	Year	($)(1)	($)(2)	benefits ($)(3)		Total ($)(3)
Koo Ming Kown
Chief Financial Officer	2009	10 (4)	—	1,033,053	(5)	1,033,063
and Chairman of the Board of Nam Tai	2008	—	—	68,931	(5)	68,931
	2007	—	—	75,280	(5)	75,280
Colin Yeoh (6)	2009	171,304	—	4,191		175,495
Chief Executive Officer of Nam Tai	2008	201,184	—	1,587		202,771
	2007	219,198	—	3,288		222,486
Ivan Chui (7)
Business Development	2009	—	—	129,032		129,032
President of Zastron Shenzhen	2008	176,282	—	—		176,282
	2007	192,308	—	11,792		204,100
Patinda Lei (8)	2009	181,993	—	3,457		185,450
Vice CEO of Zastron Business Unit	2008	358,974	—	9,637		368,611
	2007	358,974	155,250	9,637		523,861
Karene Wong (9)
President and Chief Executive Officer	2009	262,523	—	4,937		267,460
(Acting) of Nam Tai and NTEEP Group	2008	358,974	455,241	10,217		824,432
	2007	358,974	1,259,305	10,217		1,628,496

Anthony Chan (10)
Chief Financial Officer	2009	138,710	—	2,387		141,097
(Acting) of Nam Tai and NTEEP Group	2008	192,308	24,038	4,559		220,905
	2007	181,538	60,513	4,024		246,075

*	See footnote on page 12.

(1)	Consists of the base salary earned by the named executive officer during the year indicated. All cash compensation included in the table was paid to Nam Tai’s senior managers are in HK$ and for purposes of the presentation in the above table have been converted into US$ at a conversion rate $1.00:HK$7.75 for 2009 and $1.00:HK$7.80 for 2007 and 2008.

(2)	Consists of the bonus, if any, earned by the named executive officer during the year indicated.

(3)	To the extent applicable to the named individual, consists of amounts paid for housing, golf club membership fees, mandatory provident fund, life, medical, travel, social security, unemployment compensation, welfare and accident insurance premiums and fees for annual physical. The value of stock options is not included. Except for Mr. Koo, who received options to purchase 15,000 shares in each of 2007, 2008 and 2009, none of the other individuals named in the table received stock options during those years.

(4)	Mr. Koo was appointed as Nam Tai’s Chief Financial Officer effective March 1, 2009. Prior to March 1, 2009, Mr. Koo served on Nam Tai’s Board of Directors as Non-executive Chairman of the Board and since then has served as Executive Chairman of the Board. Mr. Koo’s salary for serving as Chief Financial Officer is $1.00 per month. See Item 7. “Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transactions.”

(5)	“All other compensation and benefits” as CFO for 2009 includes insurance premiums, golf membership expenses, $136,649 in rental charges paid for quarters provided for Mr. Koo and $833,333, which was not received by Mr. Koo, but is the provision the Company has accrued for payment to Mr. Koo if he remains as Nam Tai’s CFO from March 1, 2009 through and after February 29, 2012. See Item 7. “Major Shareholders and Related Party Transactions — Certain Relationships and Related Party Transactions” for a discussion of the compensation payable to Mr. Koo as Nam Tai’s CFO, including amounts payable if he remains as Nam Tai’s CFO from March 1, 2009 through and after February 29, 2012. “All other compensation and benefits” in 2009, 2008 and 2007 also includes directors fees of $42,750, $42,000 and $45,000, respectively. “All other compensation and benefits” in 2008 includes $13,650 paid to Mr. Koo when his outstanding stock options were repurchased at the same time that all other director options were repurchased in 2008.

(6)	Appointed as CEO of Nam Tai effective December 1, 2009. Compensation for 2007 through November 30, 2009 was paid to Dr. Yeoh in other executive capacities.

(7)	Appointed as Business Development President of Zastron Shenzhen in December 2009. Compensation for 2007 through November 2009 was paid to Mr. Chui in other executive capacities.

(8)	Appointed as Vice CEO of Zastron Business Unit effective November 1, 2008.

(9)	Resigned as President and Chief Executive Officer (Acting) of Nam Tai and NTEEP Group on December 2, 2009.

(10)	Resigned as Chief Financial Officer (Acting) of Nam Tai on March 1, 2009 and was appointed at that time as Vice Chief Financial Officer of Nam Tai. Resigned from Nam Tai on November 30, 2009.
Retirement Benefits
     The following table provides amount of contributions that the Company has made for the Mandatory Provident Retirement Funds to the individuals named in the Summary Compensation Table above in accordance with Hong Kong law.

	Number of	Value at	Company
	Years of	Dec. 31, 2009 of	Payments
Name	Credited Service	Accumulated Benefits ($)	during 2009 ($)
Koo Ming Kown	35.0 (1)	N/A	N/A
Colin Yeoh	6.3	2,317	1,548
Ivan Chui	9.2	12,308	N/A
Patinda Lei	9.0	12,308	N/A
Karene Wong	9.0	12,695	387
Anthony Chan	8.9	13,727	1,419

(1)	Mr. Koo’s services as our employee were for Nam Tai Electronics, Inc., the ultimate parent, and as such he is not eligible under Hong Kong’s Mandatory Provident Retirement Fund or Macao’s retirement benefit scheme. Accordingly, no contributions have been made for Mr. Koo.
Options Held by Executive Officers at December 31, 2009
     None of our executive officers named in the Summary Compensation Table above held any option to purchase shares of the Company as of December 31, 2009, other than Mr. Koo, who held options to purchase 15,000 shares that he received in 2009.

Certain Relationships and Related Party Transactions
     In connection with the appointment of Mr. Koo as Nam Tai’s Chief Financial Officer in March 2009, Nam Tai and Mr. Koo agreed to the following compensation arrangements: (1) a salary of $1.00 per month; (2) employment benefits comparable to those provided to other members of senior management, including insurance coverage, annual physical examination, golf club membership fees, and payment of rental expenses of his apartment in Hong Kong up to $15,000 per month, plus all miscellaneous fees; and (3) compensation in the amount of $3.0 million after completion of three years’ service with Nam Tai. Compensation payable to Mr. Koo for three-years service is not payable if Nam Tai replaces Mr. Koo with a suitable candidate within such three-year period, i.e., before February 29, 2012.
Shares and Options Ownership of Directors, Senior Management and Principal Shareholders
     The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of the Record Date, by each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own beneficially 5% or more of our common shares; and each of our current directors and senior management. The table does not give effect to the annual grants to directors, if elected at our annual meeting, of options from one of our stock option plans to purchase 15,000 common shares.

	Shares beneficially owned(1)
Name	Number		Percent
Peter R. Kellogg	5,811,180	(2)	13.0
M. K. Koo	5,257,786	(3)	11.7
I.A.T. Reinsurance Syndicate Ltd.	5,224,800	(2)	11.7
Royce & Associates, LLC	2,349,614	(4)	5.2
Ivan Chui	295,870		*
Colin Yeoh	10,000		*
Charles Chu	17,500	(5)	*
Wing Yan (William) Lo	15,000	(6)	*
Mark Waslen	25,000	(5)	*

*	Less than 1%.

(1)	Percentage of ownership is based on 44,803,735 common shares outstanding as of February 28, 2010. In accordance with Rule 13d-3(d) (1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of options exercisable within 60 days of February 28, 2009 have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Mr. Kellogg directly holds 571,380 common shares and indirectly, through I.A.T. Reinsurance Syndicate Ltd., holds 5,224,800 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of its voting stock. Mr. Kellogg disclaims beneficial ownership of those shares. Mr. Kellogg also holds options to purchase 15,000 shares, which he received in 2009 as a director of Nam Tai.

(3)	Mr. Koo beneficially owned 5,242,786 common shares jointly with Ms. Cho Sui Sin, Mr. Koo’s wife. Mr. Koo also holds options to purchase 15,000 shares.

(4)	Based on Amendment No. 1 to Schedule 13G filed with the SEC by the beneficial holder on January 26, 2010.

(5)	Includes options to purchase 15,000 shares.

(6)	Consists of options to purchase 15,000 shares.

     To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation or corporations, by any foreign government or by any other natural or legal person severally or jointly.
     All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of February 28, 2010, there were approximately 654 holders of record of our common shares. According to information provided to us by our transfer agent, 634 holders of record with addresses in the United States held 29,124,602 of our common shares at February 28, 2010.
     The following table reflects the percentage ownership of our common shares during the last three years by shareholders who beneficially owned 5% or more of our common shares:

	Percentage Ownership (1) at
	Feb. 29,	Feb 28,
	2008	2009		2010
Peter R. Kellogg (2)	12.9	12.9		13.0
M. K. Koo	12.7	11.7		11.7
I.A.T. Reinsurance Syndicate Ltd.	11.7	11.7		11.7
Renaissance Technologies LLC and James H. Simons	—	5.5	(3)	5.2	(4)
Royce & Associates, LLC	—	5.1	(5)	4.0	(6)
Invesco Ltd. and PowerShares Capital Management LLC	7.1 (7)	0.3	(8)	—	(9)

(1)	Based on 44,803,735 common shares outstanding on February 29, 2008 and February 28, 2009 and .2010, respectively. In accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, shares not outstanding but which are the subject of options outstanding at the Record Date and exercisable within 60 days of the Record Date have been considered outstanding for the purpose of computing the percentage of Nam Tai’s outstanding shares owned by the listed person holding such outstanding options, but are not considered outstanding for the purpose of computing the percentage of shares owned by any of the other listed persons.

(2)	Includes shares registered in the name of I.A.T. Reinsurance Syndicate Ltd., of which Mr. Kellogg disclaims beneficial ownership. Mr. Kellogg also holds options to purchase 15,000 shares, which he received in 2009 as a director of Nam Tai.

(3)	Based on Schedule 13G filed with the SEC by the beneficial holder on January 27, 2009.

(4)	Based on Amendment No. 1 to Schedule 13G filed with the SEC by the beneficial holder on January 26, 2010.

(5)	Based on a Schedule 13G filed with the SEC by the beneficial holders on February 13, 2009.

(6)	Based on Amendment No. 1 to Schedule 13G filed with the SEC by the beneficial holders on February 12, 2010.

(7)	Based on Schedule 13G filed with the SEC by the beneficial holders on February 13, 2008.

(8)	Based on Amendment No. 1 to Schedule 13G filed with the SEC by Invesco PowerShares Capital Management LLC on February 13, 2009.

(9)	The holder did not make a filing with the SEC under Rule 13d-1 or 13d-2 of the Securities Exchange Act of 1934 after the filing referred to in footnote (8) to this table and Nam Tai has no information regarding the holder’s beneficial ownership of its shares since the filing referred to in footnote (8).
     The Company is not aware of any arrangements that may, at a subsequent date, result in a change of control of Nam Tai.

Employee Stock Option and Incentive Plan
     Nam Tai has two stock option plans, its amended 2001 stock option plan and its 2006 stock option plan. The 2006 stock option plan was approved by the Board on February 10, 2006 and approved by shareholders at our 2006 Annual Meeting of Shareholders.
     Under either the amended 2001 stock option plan or the 2006 stock option plan, the terms and conditions of individual grants may vary subject to the following: (i) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (ii) the term of incentive stock options may not exceed ten years from the date of grant; (iii) the exercise price of an option cannot be altered once granted unless such action is approved by shareholders in a general meeting or results from adjustments to the Company’s share capital and necessary to preserve the intrinsic value of the granted options; and (iv) every director automatically receives on an annual basis upon their election to the Board of Directors at the annual shareholders’ meeting, options to purchase 15,000 common shares at an exercise price equal to 100% of the fair market value of the common shares on the date of grant.
     The full text of our amended 2001 stock option plan, amended on July 30, 2004, was filed with the Securities and Exchange Commission as Exhibit 4.18 to our Annual proxy statement on Form 20-F for the year ended December 31, 2004. The full text of our 2006 stock option plan was included as Exhibit 99.1 to our Form 6-K furnished to the Securities and Exchange Commission on June 12, 2006. Amendments to our stock options were included with our Forms 6-K furnished to the Securities and Exchange Commission on November 13, 2006. Accordingly, the plans and their amendments may be review by examining the aforementioned filings available on the SEC’s website at www.sec.gov.
     At April 21, 2010, we had options
•	outstanding to purchase an aggregate of 75,000 shares, which were exercisable at a price of $4.41 per share until June 4, 2012, and

•	available for future grant under our stock option plans to purchase 2,784,869 shares.
PROPOSAL 2
RATIFICATION OF SELECTION OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     The Audit Committee of the Board of Directors has selected Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2010. The Board of Directors further directed that the Company submit the selection of independent registered public accounting firm for ratification by shareholders at the Meeting.
     Moore Stephens served as our independent registered public accounting firm for year ended December 31, 2009, for which our audited consolidated financial statements at and for the year ended December 31, 2009 appeared in our annual report on Form 20-F filed with the Securities and Exchange Commission on March 16, 2010.
     If the appointment of Moore Stephens is not ratified, the Audit Committee will evaluate the basis for the shareholders’ vote when determining whether to continue the firm’s engagement, but may ultimately determine to continue the engagement or engage another audit firm without re-submitting the matter to shareholders. Even if the appointment is ratified, the Audit Committee, in its discretion, may act to engage a different independent auditing firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and its shareholders’ best interests.

The Board of Directors recommends that the shareholders to vote “FOR” this proposal
     The following table presents the aggregate fees for professional services and other services rendered by Deloitte Touche Tohmatsu and Moore Stephens to us in 2008 and 2009, respectively.

	2008	2009
	(in thousands)
Audit Fees (1)	$1,211	$329
Audit-related Fees (2)	18	8
Tax Fees (3)	7	4

Total	$1,236	$341

(1)	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and the statutory financial statements of our subsidiaries. They also include fees billed for other audit services, which are those services that only the independent registered public accounting firm reasonably can provide, and include the provision of attestation services relating to the review of documents filed with the SEC.

(2)	Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

(3)	Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from tax authorities; tax planning services; and expatriate tax compliance, consultation and planning services.
Audit Committee Pre-approval Policies and Procedures
     The Audit Committee of our Board of Directors is responsible, among other matters, for the oversight of the independent registered public accounting firm subject to the relevant regulations of the SEC and NYSE. The Audit Committee has adopted a policy, or the Policy, regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm.
     Under the Policy, the Chairman of the Audit Committee is delegated with the authority to grant pre-approvals in respect of all auditing services including non-audit service, but excluding those services stipulated in Section 201 “Service Outsider the Scope of Practice of Auditors”. Moreover, if the Audit Committee approves an audit service within the scope of the engagement of the audit service, such audit service shall be deemed to have been pre-approved. The decisions of the Chairman of the Audit Committee made under delegated authority to pre-approve an activity shall be presented to the Audit Committee at each of its scheduled meetings.
     Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the independent registered public accounting firm and the Chief Financial Officer.
     During 2008 and 2009, approximately 98.1% and 98.6%, respectively, of the total audit-related fees and tax fees were approved by the Audit Committee pursuant to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
Report of Audit Committee
     Nam Tai’s Audit Committee serves to assist Nam Tai’s Board of Directors in fulfilling the oversight responsibilities it has under the law with respect to financial reports and other financial information provided by Nam Tai to the public, Nam Tai’s systems of internal controls regarding finance and accounting that management and the Board of Directors have established and Nam Tai’s auditing, accounting and financial reporting processes generally.
     The Audit Committee is comprised solely of independent directors, as defined in the listing standards of the New York Stock Exchange.
     The Audit Committee operates under a written charter adopted by the Board of Directors, a copy of which is available on Nam Tai’s website (http://www.namtai.com/corpgov/corpgov.htm). The Audit Committee annually reviews and assesses the adequacy of its charter in order to insure early or timely compliance with statutory, regulatory, listing and other requirements applicable to Nam Tai.
     In this context, the Audit Committee reports as follows:
1.	The Audit Committee has reviewed and discussed the audited financial statements at and for the year ended December 31, 2009 with Nam Tai’s management;
2.	The Audit Committee has discussed with Moore Stephens the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board);
3.	The Audit Committee has received the written disclosures and the letter from Moore Stephens required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and has discussed with Moore Stephens its independence; and
4.	Based on the review and discussion referred to in paragraphs (1) through (3) above, the Audit Committee recommended to Nam Tai’s Board of Directors, and the Board of Directors approved, that the audited financial statements included in Nam Tai’s Annual Report on Form 20-F for the year ended December 31, 2009, for filing with the Securities and Exchange Commission.
Report submitted by the Audit Committee of Nam Tai Electronics, Inc.:

Dr. Wing Yan (William) Lo
Charles Chu
Mark Waslen, Chairman

OTHER BUSINESS
     The Board of Directors knows of no other business to be acted upon at the Meeting. However, if any other matter shall properly come before the Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgment.
By order of the Board of Directors,

Koo Ming Kown (M. K. Koo)
Chairman of the Board of Directors
Dated May 3, 2010

(This page intentionally left blank.)

Investor Information

PRC HEADQUARTERS AND PRINCIPAL
SHAREHOLDERS’ MEETING	INVESTOR RELATIONS	EXECUTIVE OFFICE
The Annual Meeting of Shareholders	Units 5811-12, 58/F, The Center,	Gushu Industrial Estate, Xixiang,
will be held at 11:30 a.m. local time on	99 Queen’s Road Central,	Baoan, Shenzhen
Thursday, June 3, 2010 at the	Central, Hong Kong	People’s Republic of China
Offices of K&L Gates LLP, Four	Telephone: (852) 2341-0273	Telephone: (86 755) 2749 0666
Embarcadero Center, Suite 1200, San	Facsimile: (852) 2263-1223	Facsimile: (86 755) 2747 1549
Francisco, CA 94111, USA	E-mail: shareholder@namtai.com
MANUFACTURING / R & D FACILITIES

Namtai Electronic (Shenzhen) Co., Ltd.	Wuxi Zastron Precision-Flex Co., Ltd.
Zastron Electronic (Shenzhen) Co. Ltd.	No. 502, Xi Da Road, Meicun, New Area
Gu Su Industrial Estate	Wuxi, Jiangsu Province
Xixiang, Baoan, Shenzhen	People’s Republic of China
People’s Republic of China	Telephone: (86510) 8537-1888
Telephone: (86755) 2749-0666 / (86755) 2749-5818	Facsimile: (86510) 8537-1888 #6309
Facsimile: (86755) 2747-2639 / (86755) 2749-4014

STOCK LISTING	HONG KONG OFFICE	REGISTERED OFFICE
The shares of Nam Tai Electronics, Inc.	Nam Tai Electronic &	Nam Tai Electronics, Inc.
are traded on the New York Stock	Electrical Products Limited	McNamara Chambers
Exchange under the stock symbol “NTE”.	Units 5811-12, 58/F, The Center	PO Box 3342, Road Town, Tortola
	99 Queen’s Road Central	British Virgin Islands
	Central Hong Kong	Telephone: (284) 494-2810
	Telephone: (852) 2341-0273	Facsimile: (284) 494-4957
Facsimile: (852) 2263-1223

TRANSFER AGENT
AND REGISTRAR	PRINCIPAL BANKS
Communications regarding change of	The Hongkong and Shanghai	China Construction Bank
address, transfer of common shares, or	Banking Corporation Limited	(Shenzhen People’s Republic of China)
lost certificates should be directed to:	(Hong Kong and Shenzhen People’s Republic of China)
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey
07016-3572, USA
Telephone: (800)-368-5948
(908) 497-2300
Facsimile: (908) 497-2310
Website: www.rtco.com

US COUNSEL	WEBSITE	INDEPENDENT AUDITORS
K&L Gates LLP	www.namtai.com	Moore Stephens
Los Angeles, California, USA		Hong Kong

☒	PLEASE MARK VOTES AS IN THIS EXAMPLE	REVOCABLE PROXY
		NAM TAI ELECTRONICS, INC.		For	With- hold	For All Except
ANNUAL MEETING OF SHAREHOLDERS – JUNE 3, 2010		1.	To election as dierctors of the Company of five (5) persons listed:	☐	☐	☐

This Proxy is Being Solicited on Behalf of
the Board of Directors of the Company

     The undersigned shareholder(s) of Nam Tai Electronics, Inc. hereby nominate, constitute and appoint Mark Waslen and Ming Kown Koo, and each of them, each with the power to appoint his substitute, and hereby authorise him to represent the undersigned and to vote, as designated below, all Common Shares of Nam Tai Electronics, Inc. standing in my name on its books on April 21, 2010 at the Annual Meeting of Shareholders to be held 11:30 a.m. Pacific Daylight Time on Thursday, June 3, 2010, at 11:30 a.m. at the San Francisco Office of K&L Gates LLP, Four Embarcadero Center, Suite 1200, San Francisco, CA 94111, and at any adjournment thereof.
Ming Kown Koo, Charles Chu, Peter R. Kellogg, William Lo, and Mark Waslen
INSTRUCTION: To withhold authority to vote for any individual nominee, mark “For All Except” and write that nominee’s name in the space provided below.

				For	Against	Abstain
		2.	Ratification of the appointment of Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2010.	☐	☐	☐

(The Board of Directors recommends a vote FOR Items 1 and 2.)

       In his discretion, each proxy is authorised to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with all powers that the undersigned would possess if personally present.
       (Please date this proxy and sign your name as it appears on your stock certificate(s). Executors, administrators, trustees, etc. should give their full titles. All joint owners should sign.)
       IF NO SPECIFICATION IS MADE THIS PROXY WILL BE VOTED FOR ELECTION OF EACH DIRECTOR, AND FOR ITEM 2. This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).

Please be sure to date and sign this proxy card in the box below.	Date

Sign above

▲	Detach above card, sign, date and mail in postage paid envelope provided. NAM TAI ELECTRONICS, INC.	▲

PLEASE ACT PROMPTLY
SIGN, DATE & MAIL YOUR PROXY CARD TODAY
IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

REVOCABLE PROXY
NAM TAI ELECTRONICS, INC.
ANNUAL MEETING OF SHAREHOLDERS
JUNE 3, 2010
THIS PROXY IS BEING SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF THE COMPANY
     The undersigned shareholder(s) of Nam Tai Electronics, Inc. hereby nominate, constitute and appoint Mark Waslen and Ming Kown Koo, and each of them, each with the power to appoint his substitute, and hereby authorise him to represent the undersigned and to vote, as designated below, all Common Shares of Nam Tai Electronics, Inc. standing in my name on its books on April 21, 2010 at the Annual Meeting of Shareholders to be held 11:30 a.m. Pacific Daylight Time on Thursday, June 3, 2010, at 11:30 a.m. at the San Francisco Office of K&L Gates LLP, Four Embarcadero Center, Suite 1200, San Francisco, CA 94111, and at any adjournment thereof.
PLEASE COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD PROMPTLY IN THE ENCLOSED
POSTAGE-PAID ENVELOPE OR PROVIDE YOUR INSTRUCTIONS TO VOTE VIA
THE INTERNET OR BY TELEPHONE.
(Continued, and to be marked, dated and signed, on the other side)

▼	FOLD AND DETACH HERE	▼
NAM TAI ELECTRONICS, INC. — ANNUAL MEETING, JUNE 3, 2010
YOUR VOTE IS IMPORTANT!
You can vote in one of three ways:
1.	Call toll free 1-866-246-8473 on a Touch-Tone Phone. There is NO CHARGE to you for this call.
or
2.	Via the Internet at https://www.proxyvotenow.com/nte and follow the instructions.
or
3.	Mark, sign and date your proxy card and return it promptly in the enclosed envelope.
PLEASE SEE REVERSE SIDE FOR VOTING INSTRUCTIONS
5421

☒	PLEASE MARK VOTES AS IN THIS EXAMPLE	REVOCABLE PROXY NAM TAI ELECTRONICS, INC
ANNUAL MEETING OF SHAREHOLDERS
JUNE 3, 2010

			Withhold	For All
		For	All	Except
1.	The election as directors of the Company of five (5) persons listed:	☐	☐	☐

Nominees:
(01) Ming Kown Koo	(02) Charles Chu	(03) Peter R. Kellogg
(04) William Lo	(05) Mark Waslen
INSTRUCTION: To withhold authority to vote for any nominee(s), mark “For All Except” and write that nominee(s’) name(s) or number(s) in the space provided below.

Please be sure to date and sign this proxy card in the box below.	Date

Sign above

		For	Against	Abstain
2.	Ratification of the appointment of Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2010.	☐	☐	☐
(The Board of Directors recommends a vote FOR Items 1 and 2.)
In his discretion, each proxy is authorised to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with all powers that the undersigned would possess if personally present.

Mark here if you plan to attend the meeting	☐
Mark here for address change and note change	☐

     (Please date this proxy and sign your name as it appears on your stock certificate(s). Executors, administrators, trustees, etc. should give their full titles. All joint owners should sign.)
     IF NO SPECIFICATION IS MADE THIS PROXY WILL BE VOTED FOR ELECTION OF EACH DIRECTOR, AND FOR ITEM 2. This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).

IF YOU WISH TO PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR INTERNET, PLEASE READ THE INSTRUCTIONS BELOW

▲ FOLD AND DETACH HERE IF YOU ARE VOTING BY MAIL ▲
PROXY VOTING INSTRUCTIONS

Shareholders of record have three ways to vote: 1. By Mail; or 2. By Telephone (using a Touch-Tone Phone); or 3. By Internet.
A telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated and returned this proxy. Please note telephone and Internet votes must be cast prior to 3 a.m., Eastern Daylight Time, June 3, 2010. It is not necessary to return this proxy if you vote by telephone or Internet.

Vote by Telephone
Call Toll-Free on a Touch-Tone Phone anytime prior to
3 a.m., Eastern Daylight Time, June 3, 2010:
1-866-246-8473

Vote by Internet
anytime prior to
3 a.m., Eastern Daylight Time, June 3, 2010 go to
https://www.proxyvotenow.com/nte

Please note that the last vote received, whether by telephone, Internet or by mail, will be the vote counted.

Your vote is important!

FIRST QUARTER NEWS RELEASE

Investor relations contact: Kee Wong	E-mail: shareholder@namtai.com
Address: Units 5811-12, 58/F, The Center	Website: www.namtai.com
99 Queen’s Road Central, Central, Hong Kong
Tel: (852) 2341 0273 Fax: (852) 2263 1223
NAM TAI ELECTRONICS, INC.
Q1 2010 Sales down 22.4%, Gross profit margin at 8.2%
SHENZHEN, PRC – May 3, 2010 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the first quarter ended March 31, 2010.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results (Unaudited)
	Q1 2010	Q1 2009	YoY(%)
Net sales	$79,266	$102,150	(22.4)
Gross profit	$6,503	$7,122	(8.7)
% of sales	8.2%	7.0%	—
Operating loss(a)	$(577)	$(6,539)		*
% of sales	(0.7)%	(6.4)%	—
per share (diluted)	$(0.01)	$(0.14)		*
Net loss attributable to Nam Tai shareholders(a)	$(1,097)	$(3,881)		*
% of sales	(1.4)%	(3.8)%	—
Basic loss per share	$(0.02)	$(0.09)		*
Diluted loss per share	$(0.02)	$(0.09)		*
Weighted average number of shares (’000)
Basic	44,804	44,804	—
Diluted	44,810	44,804	—

Note:

(a)	Operating loss and net loss for the first quarter of 2009 included $5.1 million restructuring cost in relation to employee severance in PRC subsidiaries.

*	Percentage change is not presented if either the latest period or prior period contains a loss.
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) as set forth in the table above, management utilizes a measure of operating income / (loss), net income / (loss) and earnings (loss) per share on a non-GAAP basis that excludes certain income and expenses to better assess operating performance. Those non-GAAP financial measures exclude employee severance benefits in PRC subsidiaries. By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income/(loss) or other financial data prepared in accordance with US GAAP as measures of our operating results or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table below for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.

GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended
	March 31,
	2010		2009
	millions	per share (diluted)	millions	per share (diluted)
GAAP Operating Loss	$(0.6)	$(0.01)	$(6.5)	$(0.14)
Add back:
- Employee severance benefits in PRC subsidiaries(a)	—	—	5.1	0.11
Non-GAAP Operating Loss	$(0.6)	$(0.01)	$(1.4)	$(0.03)

GAAP Net Loss attributable to Nam Tai shareholders	$(1.1)	$(0.02)	$(3.9)	$(0.09)
Add back:
- Employee severance benefits in PRC subsidiaries (after deducting tax and sharing with noncontrolling interests) (a)	—	—	3.2	0.07

Non-GAAP Net Loss attributable to Nam Tai shareholders	$(1.1)	$(0.02)	$(0.7)	$(0.02)

Weighted average number of shares – diluted (’000)	44,810		44,804

Note:

(a)	The expense represents employee benefit and severance arrangements in accordance with the PRC statutory severance requirements.
SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FIRST QUARTER OF 2010
1. Quarterly Sales Breakdown
(In thousands of US Dollars, except percentage information)

				YoY(%)
			YoY(%)	(Quarterly
Quarter	2010	2009	(Quarterly)	accumulated)
1st Quarter	79,266	102,150	(22.4)	(22.4)
2nd Quarter	—	101,836
3rd Quarter	—	110,416
4th Quarter	—	93,735
Total	79,266	408,137
2. Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2010		2009
Segments	Q1	(%)	Q1	(%)
Consumer Electronic and Communication Products (“CECP”)	21		35
Telecommunication Component Assembly (“TCA”)	58		52
Liquid Crystal Display Products (“LCDP”)	21		13
	100		100

3. Key Highlights of Financial Position

	As at March 31,				As at December 31
	2010		2009		2009
Cash on hand (a)	$196.8	million	$230.2	million	$182.7	million
Ratio of cash (a) to current liabilities	3.02		2.73		2.39
Current ratio	4.11		3.79		3.59
Ratio of total assets to total liabilities	5.91		5.28		5.21
Return on Nam Tai shareholders’ equity	(1.3%)		(4.8%)		0.5%
Ratio of total liabilities to total equity	0.20		0.23		0.24
Debtors turnover	59	days	52	days	52	days
Inventory turnover	18	days	16	days	16	days
Average payable period	62	days	53	days	59	days

Note:
(a) Includes cash equivalent. Information for December 31, 2009 extracted from the audited financial statements included in the 2009 Form 20-F of the Company filed with the Securities and Exchange Commission on March 16, 2010.

OPERATIONS REVIEW
The business environment in Nam Tai’s product sectors remains difficult and extremely competitive. Sales in the first quarter of 2010 were $79.3 million, a decrease of 22.4% as compared to sales of $102.2 million in the same quarter of 2009. Sales in our CECP segment and TCA segment dropped by 52.2% and 13.2% respectively and LCDP segment increased by 21.2%, during the first quarter of 2010, as compared to same period in 2009. Sales in our CECP segment declined significantly mainly because of the continuing effect from the global economic downturn. The weak demand in the market for our consumer products adversely affected sales of all of our end-user products such as mobile phone accessories, which principally represented sales of our headsets containing Bluetooth®1 wireless technology, educational products, optical products and home entertainment devices. Sales in our TCA segment also declined as a consequence of the decline in sales of TCA.
The Company’s gross profit margin in the first quarter of 2010 was 8.2% as compared to 7.0% in the first quarter of 2009. Gross profit in the first quarter of 2010 was $6.5 million, a decrease of 8.7%, as compared to $7.1 million in the first quarter of 2009, primarily resulting from the decrease in sales.
Net loss in the first quarter of 2010 was $1.1 million, as compared to net loss attributable to Nam Tai shareholders of $3.9 million in same quarter of 2009. The loss in the first quarter of 2010 primarily resulted from the overall decline in sales, whereas the loss in the first quarter of 2009, was attributable to a $5.1 million restructuring charge for employee severance expenses in Nam Tai’s PRC subsidiaries. Basic and diluted loss per share in the first quarter of 2010 were $0.02, as compared to basic and diluted loss per share of $0.09 in the first quarter of 2009.
Non-GAAP Financial Information
Non-GAAP operating loss for the first quarter of 2010 was $0.6 million, or $0.01 per share (diluted), compared to non-GAAP operating loss of $1.4 millions, or $0.03 per share (diluted), in the first quarter of 2009. Non-GAAP net loss for the first quarter of 2010 increased to $1.1 million or $0.02 per share (diluted), compared to loss of $0.7 million, or $0.02 per share (diluted), in the first quarter of 2009.

(1)	The Bluetooth® word mark and logo are owned by the Bluetooth SIG, Inc. and any use of such mark by Nam Tai is under license.

Liquidity and Financial Resources
Despite current economic conditions, Nam Tai’s financial position as at March 31, 2010 remained strong with $196.8 million cash on hand. Net cash provided by operating activities in the first quarter was $4.4 million. During the first quarter, the Company made capital expenditure of $3.3 million.
Nam Tai’s cash on hand has been invested in term deposits with HSBC and China Construction Bank. The Company continues to exercise rigorous corporate governance and control policies and is not involved in trading of any debt securities or financial derivative products.
EXPANSION PROJECTS
The newly completed expansion project of FPC manufacturing plant in Wuxi near the east central coast of China, approximately 80 miles northwest of Shanghai started operation in January 2010. The Company is also still waiting for the release of the land in Guangming by the Government. This piece of land of about 118,000 square meters will be reserved for future expansion of business after 3 to 5 years.
COMPANY OUTLOOK
Although some believe that the global recession has reached bottom and economic conditions are improving, we believe that conditions prevailing at the end of 2009 will continue during 2010 and limit our business and growth. We expect demand for LCD panels and modules and flexible printed circuit, or FPC, boards and subassemblies to increase in 2010. However, we also anticipate that orders for optical and educational products in our CECP segment will remain weak and may even decrease from 2009 levels. Our business in the first quarter of 2010 support these predictions. As a consequence, we now believe that our overall business in 2010 may grow, but only slightly from 2009 levels, provided that inflation in China, which we expect to increase in 2010, does not drive wages and manufacturing costs to a point where our gross margins further deteriorate materially from the depths reached in 2009.
In 2010, we plan to focus on developing and manufacturing FPC products. Our new Wuxi facility began low-volume manufacturing of FPC products on schedule. We are using this production not only as a source for other products we manufacture in our LCDP segment but also for products we manufacture for automotive applications. We anticipate developing other product applications for our FPC products, such as backlights and digital cameras, and that these will contribute to revenues from our TCA segment in future periods.
We have completed the integration of our management of TCA and LCDP segments and plan to reduce our business in the CECP segment, eventually eliminating that low margin area of our business. Instead, we plan to concentrate our efforts toward restructuring our LCD module manufacturing, consolidating and integrating capacities and capabilities for these higher margin products in the belief that this segment offers the most compelling opportunity for our return to growth.
In the near-term we will direct our attention to improving management, and, where necessary, recruiting new executives to fill gaps we perceive in our hierarchy. We also plan to increase our sales and marketing personnel to stimulate efforts to attract new customers and expand our business with existing ones. We have continued and will continue to exercise rigorous corporate governance and control policies and will maintain our utilization of an effective risk control system.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Express or implied statements in this press release, such as the statements included in “Company Outlook,” particularly management’s expectations regarding increases in the demand for LCD modules and FPC products during 2010, growth in future quarters expected from the merger of management in Nam Tai’s TCA and LCDP segments or the development of other product applications to be manufactured at Nam Tai’s new Wuxi facility and management’s assessment that Nam Tai will achieve limited growth during 2010 and statements regarding management’s assessment of the strength of Nam Tai’s financial condition and cash position, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in these forward-looking statements as a result of a number of factors, including continued deterioration of the market for the Company’s customers’ products and the global economy as a whole, which could negatively impact the Company’s revenue and the ability of the Company’s customers to pay for the Company’s products; customer bankruptcy filings; the sufficiency of the Company’s cash position and other sources of liquidity to operate and expand its business; competition negatively impacting the Company’s revenues and margins; the need to adopt future restructuring plans as a result of prevailing business and economic conditions or changes in the Company’s business; and one or more of the factors discussed in “Item 3. Key Information — Risk Factors” in the Company’s s Annual Report on Form 20-F for the year ended December 31, 2009 as filed on March 16, 2010 with the Securities and Exchange Commission.
For further information regarding risks and uncertainties associated with Nam Tai’s business, operating results or financial condition, please refer to the “Operating and Financial Review and Prospects,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F and Reports on Form 6-K containing releases of Nam Tai’s quarterly financial results, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com or from the SEC’s EDGAR website at http://www.sec.gov.
All information in this press release is as of April 30, 2010 in Shenzhen of the People’s Republic of China. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations, unless so required by law.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image-sensor modules and PCBAs for headsets containing Bluetooth® wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009
(In Thousands of US Dollars except share and per share data)

	Unaudited
	Three months ended
	March 31
	2010	2009

Net sales	$79,266	$102,150
Cost of sales	72,763	95,028

Gross profit	6,503	7,122

Costs and expenses
General and administrative expenses (1)(2)	4,526	10,068
Selling expenses(1)	1,071	1,413
Research and development expenses	1,483	2,180

	7,080	13,661

Operating loss	(577)	(6,539)

Other (expenses) income, net	(170)	2
Interest income	279	406
Interest expense	—	(106)

Loss before income tax	(468)	(6,237)
Income tax (expenses) credit	(629)	237

Net loss	(1,097)	(6,000)
Less: Net loss attributable to the noncontrolling interests	—	2,119

Net loss attributable to Nam Tai shareholders	$(1,097)	$(3,881)

Loss per share (attributable to Nam Tai shareholders)
Basic	$(0.02)	$(0.09)

Diluted	$(0.02)	$(0.09)

Weighted average number of shares (’000)
Basic	44,804	44,804

Diluted	44,810	44,804

(1)	The 2010 presentation shows general and administrative expenses and selling expenses as separate line items, whereas the Company’s consolidated statements of operations for 2009, as originally published, combined general and administrative expenses and selling expenses as a single line item labeled “Selling, general and administrative expenses.” General and administrative expenses and selling expenses for 2009 have been presented separately to conform to the 2010 presentation.

(2)	General and administrative expenses for the period ended March 31, 2009 include employee severance benefits of $5,058,000 which was disclosed separately in 2009 first quarter news release.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2010 AND DECEMBER 31, 2009
(In Thousands of US Dollars)

	Unaudited	Audited
	March 31	December 31
	2010	2009
		(Note)
ASSETS
Current assets:
Cash and cash equivalents	$196,818	$182,722
Fixed deposits maturing over three months	—	12,903
Accounts receivable, net	50,935	57,911
Inventories	14,487	16,054
Prepaid expenses and other receivables	3,838	3,079
Deferred tax assets – current	1,357	1,460

Total current assets	267,435	274,129

Property, plant and equipment, net	102,472	108,110
Land use right	13,222	13,296
Deposits for property, plant and equipment	202	32
Goodwill	2,951	2,951
Deferred tax assets-non current	4,407	4,486
Other assets	920	920

Total assets	$391,609	$403,924

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$—	$691
Accounts payable	49,103	58,667
Accrued expenses and other payables	15,632	16,397
Income tax payable	397	656

Total current liabilities	65,132	76,411

Deferred tax liabilities	1,164	1,103

Total liabilities	66,296	77,514

EQUITY
Nam Tai shareholders’ equity:
Common shares	448	448
Additional paid-in capital	285,264	285,264
Retained earnings	39,609	40,706
Accumulated other comprehensive loss (Note 1)	(8)	(8)

Total shareholders’ equity	325,313	326,410

Total liabilities and shareholders’ equity	$391,609	$403,924

Note : Information extracted from the audited financial statements included in the 2009 Form 20-F of the Company filed with the Securities and Exchange Commission on March 16, 2010.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
(In Thousands of US Dollars)

	Unaudited
	Three months ended
	March 31
	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net loss	$(1,097)	$(6,000)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use right	6,437	5,415
Gain on disposal of property, plant and equipment	(22)	(255)
Deferred income taxes	243	(357)
Unrealized exchange gain	—	73
Changes in current assets and liabilities:
Decrease in accounts receivable	6,976	45,611
Decrease in inventories	1,567	10,689
(Increase) decrease in prepaid expenses and other receivables	(759)	360
Decrease in notes payable	(691)	—
Decrease in accounts payable	(9,564)	(43,125)
Increase in accrued expenses and other payables	1,551	1,515
Decrease in income tax payable	(259)	(696)

Total adjustments	5,479	19,230

Net cash provided by operating activities	$4,382	$13,230

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(3,080)	$(11,162)
Increase in deposits for purchase of property, plant and equipment	(170)	(720)
Proceeds from disposal of property, plant and equipment	61	696
Decrease in fixed deposits maturing over three months	12,903	—

Net cash provided by (used in) investing activities	$9,714	$(11,186)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$—	$(9,857)
Proceeds from bank loans	—	1,038

Net cash used in financing activities	$—	$(8,819)

Net increase (decrease) in cash and cash equivalents	14,096	(6,775)
Cash and cash equivalents at beginning of period (Note)	182,722	237,017
Effect of exchange rate changes on cash and cash equivalents	—	(73)

Cash and cash equivalents at end of period	$196,818	$230,169

Note: Information extracted from the audited financial statements included in the 2009 Form 20-F of the Company filed with the Securities and Exchange Commission on March 16, 2010.

NAM TAI ELECTRONICS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009
(In Thousands of US Dollars)
1.	Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive loss attributable to Nam Tai shareholders of the Company were $1,097 and $3,881 for the three months ended March 31, 2010 and March 31, 2009, respectively.
2.	Business segment information — The Company operates primarily in three segments, the Consumer Electronic and Communication Products (“CECP”) segment, Telecommunication Component Assembly (“TCA”) segment, and the LCD Products (“LCDP”) segment.

	Unaudited
	Three months ended
	March 31
	2010	2009

NET SALES :
- CECP	$17,187	$35,967
- TCA	45,718	52,688
- LCDP	16,361	13,495

Total net sales	$79,266	$102,150

NET LOSS:
- CECP	$870	$(45)
- TCA	(1,485)	(1,883)
- LCDP	503	(1,657)
- Corporate	(985)	(296)

Total net loss attributable to Nam Tai shareholders	$(1,097)	$(3,881)

	Unaudited	Audited
	Mar. 31,	Dec. 31,
	2010	2009

IDENTIFIABLE ASSETS BY SEGMENT:
- CECP	$102,885	$112,058
- TCA	139,948	141,734
- LCDP	41,947	42,153
- Corporate	106,829	107,979

Total assets	$391,609	$403,924

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED MARCH 31, 2010 AND 2009
(In Thousands of US Dollars)
3.	A summary of the net sales, net loss and long-lived assets by geographic areas is as follows:

	Unaudited
	Three months ended
	March 31
	2010	2009

NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	$79,266	$102,150
Intercompany sales	135	8

- Intercompany eliminations	(135)	(8)

Total net sales	$79,266	$102,150

NET INCOME (LOSS) FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao	$(112)	$(3,523)
- Hong Kong & Macao	(985)	(358)

Total net loss attributable to Nam Tai shareholders	$(1,097)	$(3,881)

	Unaudited	Audited
	Mar. 31,	Dec. 31,
	2010	2009

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$115,503	$121,286
- Hong Kong and Macao	191	120

Total long-lived assets	$115,694	$121,406

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date May 3, 2010	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer